Central Securities Corporation

630 Fifth Avenue

New York, N.Y. 10111

(212) 698-2020

December 27, 2017

Re:   File No. 811-179

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Division of Investment Management

Dear Sirs:

We are filing herewith under Section 17(g) of the Investment Company Act of 1940, the following items with respect to the Investment Company bond covering Central Securities Corporation (the "Corporation") for the period April 1, 2017 through April 1, 2018:

1.	A certified copy of resolutions adopted by a majority of the members of the Board of Directors of the Corporation who are not interested persons at a meeting of the Board held on October 18, 2017, increasing the amount of the bond to $1,000,000 and extending the expiration of the bond to November 1, 2018; and

2.	A copy of Bond No. 12043117B in the amount of $1,000,000 effective October 1, 2017, which was received by the Corporation on or about December 27, 2017; and

The premium for this bond was paid on or about October 27, 2017.

Very truly yours,

CENTRAL SECURITIES CORPORATION

/s/ Marlene A. Krumholz
Enc.	Secretary

I, Marlene A. Krumholz, hereby certify that I am the Secretary of Central Securities Corporation, and that the following is a true and correct copy of resolutions duly adopted by a majority of the directors who are not "interested persons," at a meeting of the Board of Directors of said Corporation duly called and held on the 18th day of October 2017, at which a quorum was present and acting throughout. I further certify that said resolutions continue in full force and effect:

RESOLVED, that the Registered Management Investment Company Bond No. 12043117B of ICI Mutual Insurance Company (the “Fidelity Bond”), being a single insured bond in the amount of $1,000,000, effective October 1, 2017, is, in our judgment, adequate coverage for the protection of the Corporation and its stockholders. In approving such coverage, Messrs. Blackford, Browning, Calder, Colander, Inglis and Walker have considered all relevant factors including (1) the value of the Corporation's assets to which any covered person may have access; (2) the custody arrangements for such assets; (3) the nature of the Corporation's portfolio securities; and (4) the amount of premium for such bond; and

FURTHER RESOLVED, that the officers of the Corporation are authorized to continue through November 1, 2018, the Fidelity Bond issued by the ICI Mutual Insurance Company, in the amount of $1,000,000; and

FURTHER RESOLVED, that the Secretary shall make any filings and give any notices required by the Securities and Exchange Commission Rule 17g-1 under the Investment Company Act.

/s/Marlene A. Krumholz

Marlene A. Krumholz

Secretary

New York, New York

December 27, 2017

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER

Central Securities Corporation		12043117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 1, 2017	April 1, 2017 to April 1, 2018	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective October 1, 2017, to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$1,000,000
Insuring Agreement C-	ON PREMISES	$1,000,000
Insuring Agreement D-	IN TRANSIT	$1,000,000
Insuring Agreement E-	FORGERY OR ALTERATION	$1,000,000
Insuring Agreement F-	SECURITIES	$1,000,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$1,000,000
Insuring Agreement J-	COMPUTER SECURITY	$1,000,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0004.0-02 (10/08) sp

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER

Central Securities Corporation		12043117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 1, 2018	April 1, 2017 to November 1, 2018	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on November 1, 2018

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0009.0-01 (10/08)